Exhibit (12)(a)

Eastman Kodak Company and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(in millions, except for ratios)

	Nine Months Ended September 30,	Years ended December 31,
	2003	2002	2001	2000	1999	1998
Earnings from continuing operations before income taxes	$208	$946	$115	$2,132	$2,109	$2,106
Adjustments:
Minority interest in income/(loss) of subsidiaries with fixed charges	18	17	(11)	11	(30)	7
Undistributed loss/(earnings) of equity method investees	33	107	77	36	(17)	(32)
Interest expense	104	173	219	178	142	110
Interest component of rental expense (1)	41	53	42	52	47	50
Amortization of capitalized interest	20	28	28	28	24	24

Earnings as adjusted	$424	$1,324	$470	$2,437	$2,275	$2,265

Fixed charges:
Interest expense	104	173	219	178	142	110
Interest component of rental expense (1)	41	53	42	52	47	50
Capitalized interest	2	3	12	40	36	41

Total fixed charges	$147	$229	$273	$270	$225	$201

Ratio of earnings to fixed charges	2.9x	5.8x	1.7x	9.0x	10.1x	11.3x

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.